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GROW INSPIRED.

C-BITE STAKE CLIPS

C-BITE™

VERSATILE, STURDY GARDEN SUPPORTS IN A SNAP!

Create customized, scalable support systems, for plants of any size or branch weight. C-Bites cleverly connect garden stakes in a myriad of ways unlocking the path to an organized, fully-supported and astounding garden.

C-BITE 10-12mm - Tangerine (26 count)	TDCBOR	850033216042
C-BITE 10-12mm - Incognito (26 count)	TDCBIR	850033216059
C-BITE 8-9mm - Lime (26 count)	TDCBGR	850033216066
C-BITE 10-12mm - Tangerine (100 count)	TDCBOC	850033216073
C-BITE 10-12mm - Incognito (100 count)	TDCBIC	850033216080
C-BITE 8-9mm - Lime (100 count)	TDCBGC	850033216097
C-BITE 50/50 - Lime + Tangerine (100 count)	TDCBMC	850033216103
C-BITE 50/50 - Lime + Incognito (100 count)	TDCBMC2	850033216110
C-BITE 3 Varities x 4 (Case)	TDCBCCSM	850033216127
C-BITE 10-12mm - Tangerine (1000 count)	TDCBOM	850033216134
C-BITE 10-12mm - Incognito (1000 count)	TDCBIM	850033216141
C-BITE 8-9mm - Lime (1000 count)	TDCBGM	850033216158

"IT'S ABOUT TIME SOMEONE MADE THESE."
-JENN H.

OH SNAP!

C-BITE 100 count packs (Tangerine, Incognito, Lime, Lime+Tangerine, Lime+Incognito)

C-BITE 26 count packs (Tangerine, Incognito, Lime)

C-BITE 1000 count packs (Tangerine, Incognito, Lime)

CHOOSE THE SIZE THAT FIT YOUR STAKES!

Tangerine Orange and Incognito Green fit standard 5' and 6' stakes (10-12 mm)

Lime Green fit standard 3' and 4' stakes (8.5-10 mm) and natural cane

C-BITES PROUDLY MADE IN THE USA

THRIVING DESIGN™
328 South Link Ln., Ste. 16
Ft. Collins, CO 80524
thrivingdesign.com
503.726.6376
sales@thrivingdesign.com

SUPPORT FOR PLANTS AND THEIR PEOPLE

Thriving Design is a family business, launched in 2020 by Jason Rider and his sister Morgan. From the onset, we've known that caring for our communities and our planet is an extremely important part of how we do business. Our innovative C-BITE clips make it easy to create the garden of your dreams with sustainable and durable support and protection systems. Master gardener? Commercial grower? First-time hobbyist? Whoever you are and whatever you've got growing, we're here to support your vision.

1% FOR THE PLANET

benefit corporations for good

























PLANT SUPPORT KIT

THE ALL-IN-ONE C-BITE PLANT SUPPORT KIT

The 5′ Plant Support Kit has everything gardeners need to build a custom cage, trellis, fence, a-frame, tripod or any combination of shapes. Featuring patented C-BITEs garden clips, the Plant Support Kit provides a customizable, reusable, and super-strong alternative to traditional plant supports. As the only DIY plant support system on the market, C-BITEs easily click together and connect to standard garden stakes.

Plant Support Kit 5′ - Tangerine	TDSK50	850033216004
Plant Support Kit 5′ - Incognito	TTDSK5I	850033216011
Plant Support Kit 5′ - Mixed (Case)	TDSK5CM	850033216028
Plant Support Kit Monster*- Incognito	TDSKMI	850033216035

C-BITE
*ASK US ABOUT THE NEW MONSTER PLANT SUPPORT KIT!

C-BITE Plant Support Kit (Tangerine, Incognito)

WHAT YOU GET IN YOUR KIT!

- (17) C-BITEs
- Plant Ties
- Safety Caps
- (4) 5′ Stakes
- (4) 2.5′ Stakes
- (1) 1′ Stake Marker

BUILD ANY OF THESE SUPPORTS WITH 1 PLANT SUPPORT KIT

C-BITES CONNECT IN OVER **140 WAYS** FOR ENDLESS SUPPORT POSSIBILITIES

OTHER COOL PRODUCTS

GROW INSPIRED.
GARDEN TWIST TIES

Garden Ties (12″)

SWEET TANGERINE
INCOGNITO GREEN
12 PACK
GARDEN STAKE SAFETY CAPS

Stake Safety Caps (Tangerine, Incognito)

Garden Stakes (3 Lengths)

"THE ONLY LIMIT IS YOUR IMAGINATION."
-LUIS T.

OH SNAP!

12″ GARDEN TIES WITH THE REACH YOU NEED

Keep your climbing vines, running stems and heavy produce from tumbling over with these handy extra long plant ties. Soft enough to pamper the most tender flower stems, yet strong enough to secure heavy produce and aggressive runners, our plant ties are the simple solution you never knew you needed until you got 'em.

Garden Ties - 12″ (50 count)	TDLT50	850033216219

LOVING PROTECTION FOR HANDS AND EYES

Thriving Design's soft safety caps fit snugly on garden stake tips to protect gardeners from sharp edges and pointy tips. Not only do they protect your hands from being cut, they also provide a visual to help you avoid the dreaded garden stake eye-gouge (ouch).

Stake Safety Caps - Tangerine (12 count)	TDSCO	850033216196
Stake Safety Caps - Incognito (12 count)	TDSCI	850033216202

THE RIGHT STAKES FOR YOUR DREAM GARDEN

Polyethylene-coated steel stakes won't rust or degrade in sunlight and lasts for years! Our 2.5′, 5′ and 6′ stakes are all 9 mm diameter. Stronger cross beams and sturdy uprights to support whatever you grow and wherever you grow it.

Garden Stakes - 6 feet (8 count)	TDSS8S	850033216165
Garden Stakes - 5 feet (8 count)	TDSS5S	850033216172
Garden Stakes - 2.5 feet (8 count)	TDSS2S	850033216189